FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re: SYNGENTA AG

Disclosure:	“Syngenta receives US EPA approval for new high performance fungicide”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Paul Barrett Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Lars Oestergaard Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, September 14, 2015

Syngenta receives US EPA approval for new high performance fungicide

•	New chemistry complements Syngenta’s market-leading fungicide portfolio

•	First sales in the 2016 season; peak sales potential of more than $150 million

•	Latest launch from Syngenta’s $3.6 billion crop protection pipeline

Syngenta announced today that it has received US EPA approval for ORONDIS™ a new high-performance fungicide. First sales are expected in the 2016 season.

ORONDIS offers vegetable and specialty crop growers a step change in controlling diseases such as downy mildew and late blight. Its new mode of action complements and expands Syngenta’s market-leading fungicide portfolio and helps address increasing resistance to some products. In extensive trials, ORONDIS has shown unparalleled efficacy at significantly lower rates compared with other fungicides.

Davor Pisk, Chief Operating Officer, said: “ORONDIS is the latest launch from our $3.6 billion crop protection pipeline. It offers growers a highly effective and sustainable tool to combat diseases that can devastate crops and diminish yields.”

ORONDIS contains the active ingredient oxathiapiprolin. Syngenta secured a license to develop and market products containing oxathiapiprolin from DuPont in 2013 and has exclusive rights for foliar and soil use on all crops in North America and for foliar use on vegetables, grapes and other specialty crops outside North America.

ORONDIS has a peak sales potential of more than $150 million. Launches in several major markets and across a range of crops are planned.

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta

Syngenta – September 14, 2015 / Page 1 of 2

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – September 14, 2015 / Page 2 of 2

SYNGENTA AG

Date:	September 14, 2015	By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services &Group Administration

		By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs